Royal Dutch Shell plc
Mr. Brad Skinner Senior Assistant Chief Accountant Office of Natural Resources Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

December 5, 2016

RE:	Royal Dutch Shell plc
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 10, 2016
File No. 001-32575
SEC letter November 1, 2016

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 FOR ALL

BRACKET [    ] INFORMATION BY ROYAL DUTCH SHELL plc

Dear Mr. Skinner,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of November 1, 2016, to Ben van Beurden regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2015. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2015, filed March 10, 2016 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year ended December 31, 2015

Market Overview, page 16

Crude Oil and Natural Gas Price Assumptions, page 17

1.	We note your responses to prior comments number one and two from our letter dated August 16, 2016, including the relationships between your long-term price outlook, your impairment price line and your project screening values. If it is reasonably likely that known trends or uncertainties regarding prices will have a material effect on your results of operations, liquidity or capital resources, provide a reasonably detailed discussion and analysis, including, where reasonably practicable, quantification of the impact of current of the current price environment. See Item 5.D of Form 20-F and Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350 and 34-48960.

In future Forms 20-F filings we propose to provide a more detailed discussion and analysis of any known trends or uncertainties regarding oil and gas prices that are expected to have a material impact on our future operations, liquidity or capital resources. We refer you to pages 16 and 17 of our Form 20-F for the year-ended December 31, 2015, where we go into significant detail with regard to our outlook of global oil and gas supply and demand; including both quantitative and

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Registered office: Shell Centre London SE1 7NA

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Mr. Skinner

Securities and Exchange Commission

December 5, 2016

Confidential Treatment Requested Under Rule 83 for all bracket information by Royal Dutch Shell plc qualitative factors that we considered in determining our crude oil and natural gas price assumptions. We are unwilling to disclose our specific future price estimates that we use for screening projects or impairments; as we currently believe these prices to be competitively sensitive to our business plan. We will, however, undertake to disclose our general view as to whether we expect prices to increase, decrease or remain within a certain range of the current year average industry price over the next three years. Moreover, we will undertake to include disclosure in our risk factors section, if we believe there is a reasonable probability that in determining our future oil and gas price assumptions, these new assumptions could lead to material impairments of assets within one of our business segments in the coming year. We will specifically identify that business segment, the category of specific assets and provide a qualitative discussion of the factors that could lead to a material impairment.

Financial Statements and Supplements, page 106

Note 8 Property, Plant and Equipment, page 130

2.	Your response to prior comment number 2 from our letter dated August 16, 2016 describes the prices used in your 2014 and 2015 impairment testing for periods from 2019 and forward. Tell us the corresponding prices used for the initial years of the relevant cash flow periods for each of those years.

Prices used for impairment testing in 2014 were as follows:

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 FOR THE BELOW CHART BY ROYAL DUTCH SHELL plc

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Prices used for impairment testing in 2015 were as follows:

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 FOR THE BELOW CHART BY ROYAL DUTCH SHELL plc

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Mr. Skinner

Securities and Exchange Commission

December 5, 2016

Confidential Treatment Requested Under Rule 83 for all bracket information by Royal Dutch Shell plc

3.	Explain to us, in reasonable detail, how the prices used for impairment testing in 2014 and 2015 reflect the most recent budgets and forecasts approved by management for those periods. As part of your response, explain the relationship between the prices and processes used for budgeting and forecasting and for project screening. See IAS 36 par. 33(b).

The prices used in our business plan which contain budgets and forecasts are based on the same outlook that we used for the bases of our impairment testing and project screening. However, there is a timing issue with regard to when we prepare our business plan. Our long-term pricing outlook is usually developed in November of each year. However, our business plan’s price and margin assumptions are usually determined sometime in May of the following year. Accordingly, the price and margin outlook used for budgeting purposes is usually developed 6 months after our long-term pricing outlook. Normally, this timing discrepancy is unlikely to result in any material difference between our long-term budgeting/forecast prices and our impairment testing prices. However, in cases of unusual volatility as in 2014, management may wish to be more conservative in its budgeting in the short-term in order to avoid any cash flow issues. Our business plan’s budgeting and forecasting process is also influenced by management’s desire to drive certain behaviors, such as pursuing lower operating and capital costs or adjusting the amount of risks associated with future investments. Our impairment testing, however, is designed to assess whether the carrying amount of an existing asset exceeds the expected future discounted cash flows or the existing fair market value of that asset. Accordingly, there can be a difference between the prices used in our business plan and those we use in our impairment testing. We do not believe that the difference in prices used in 2014 and 2015, would have led to any material impairment of assets.

In 2014, our business plan budget and forecast price (BP14) and our impairment testing prices were as follows:

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 FOR THE BELOW CHART BY ROYAL DUTCH SHELL plc

[    ]

Mr. Skinner

Securities and Exchange Commission

December 5, 2016

Confidential Treatment Requested Under Rule 83 for all bracket information by Royal Dutch Shell plc

In 2015, our business plan budget forecast prices (BP15) and our impairment testing prices were as follows:

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 FOR THE BELOW CHART BY ROYAL DUTCH SHELL plc

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If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.

Sincerely,

/s/ Martin J. ten Brink

Martin J. ten Brink

Executive Vice President Controller

Cc:	Joseph Klinko
Division of Corporation Finance
Securities and Exchange Commission